Mail Stop 0309

									November 5, 2004


Chemokine Therapeutics Corp.
2386 East Mall, Suite 208
University of British Columbia
Vancouver, British Columbia V6T 1Z3


Re:  	Chemokine Therapeutics Corp.
Form SB-2 Registration Statement
	File No. 333-117858
Amendment No. 1
Filed October 19, 2004

Dear Dr. Hassan Salari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The following comments are limited to your financial statements and related disclosure. Your comments related to legal issues will be delivered under separate cover.


Management`s Discussion and Analysis

Research and Development, page 43

2. Refer to your response to comment 78. We note that you disclose that it is difficult to estimate completion dates and completion costs. Please clarify your disclosure to indicate whether or not you can reasonably estimate the anticipated completion dates and estimated costs of the efforts necessary to complete your two major drug candidates. If you can reasonably estimate, please expand your disclosure to provide the disclosure previously requested.

Financial Statements for the Six Months Ended June 30, 2004

Balance Sheet, F-24

3. We note that you recorded $173,493 in deferred financing costs as of June 30, 2004 but note that your long term debt did not increase. Please tell us and disclose your accounting policy for these costs including why you record them as an asset and your subsequent accounting for them.

Note 5. Stock Based Compensation, F-31

4. Please refer to your response to comment 84. Please tell us and disclose your method of accounting for the cancellation of 1.3 million options and the granting of the 1.8 million options. Refer to Interpretation to Question 11(a) of FIN 44. In your disclosure, clarify whether or not you are applying variable plan accounting to the replacement options. If not, please justify for us your accounting.



*	*	*	*	*


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Todd Sherman at (202) 824-5358, or James Rosenberg, Senior Assistant Chief Accountant, at (202) 942-1840 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 942-1864, or me at (202) 942-1840 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Squire, Sanders & Dempsey L.L.P.
	801 South Figueroa Street
	14th Floor
	Los Angeles, CA 90017









Dr. Hassan Salari
Chemokine Therapeutics Corp.
November 5, 2004
Page 4